Exhibit (a)(18)

news release

For Immediate Release

Contacts:

Investors:	Media:
Jean Suzuki	Brunswick Group
Investor Relations	Steve Lipin/Cindy Leggett-Flynn
(650) 454-2648	(212) 333-3810
jean.suzuki@facetbiotech.com

MacKenzie Partners

Dan Burch/Larry Dennedy

(800) 322-2885

FACET BIOTECH ENTERS AGREEMENT WITH THE BAUPOST GROUP
TO ALLOW PURCHASE OF ADDITIONAL SHARES

Redwood City, Calif., December 16, 2009 — Facet Biotech Corporation (Nasdaq: FACT) today announced that in response to a request from The Baupost Group, L.L.C., the Company has agreed to amend its Rights Agreement to permit Baupost to purchase a number of additional shares without the rights under the Rights Agreement becoming exercisable. Baupost beneficially owned 3,506,875 shares of Facet Biotech common stock on December 16, 2009, which represents approximately 14.0 percent of the total shares outstanding. The amendment will increase the ownership limit for Baupost from 15 percent to 20 percent of the total outstanding shares of Facet Biotech common stock. As part of this arrangement, Baupost has agreed that it will vote any shares it owns in excess of 15 percent of the outstanding common stock either in the same proportion as other Facet stockholders or in accordance with the recommendation of Facet’s board, at Baupost’s election.

Baupost has informed the Company that it does not intend to tender its shares of common stock into Biogen Idec’s $17.50 per share tender offer. A copy of the agreement entered into between Facet Biotech and Baupost will be filed by the Company with the Securities and Exchange Commission (SEC) on Form 8-K.

Faheem Hasnain, president and chief executive officer of Facet Biotech, commented: “We are pleased that our two largest stockholders, who collectively own 28.7 percent of shares outstanding, have informed us that they do not intend to tender their shares into Biogen Idec’s offer and that they want greater flexibility to acquire additional shares of the company. As we have stated, we believe the $17.50 per share offer is inadequate and materially undervalues the assets of the company, overstates the liabilities and demonstrates an incomplete understanding of our pipeline and technologies. The board and management team remain open to appropriate opportunities that would provide full and fair value for our stockholders, and which reflect the upside potential of the company’s pipeline and technologies. We are willing, on the basis previously announced, to provide Biogen Idec the opportunity to engage in due diligence discussions alongside other third parties, regardless of whether Biogen Idec further extends the offer or chooses to permit it to expire.”

Centerview Partners is serving as financial advisor and Simpson Thacher & Bartlett LLP is serving as legal advisor to Facet Biotech.

Stockholders with questions about the board’s recommendation or how to withdraw any tender of their shares may call MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or (212) 929-5500 (call collect), or by email to facet@mackenziepartners.com.

About Facet Biotech

Facet Biotech is a biotechnology company dedicated to advancing its pipeline of five clinical-stage products, leveraging its research and development capabilities to identify and develop new oncology drugs and applying its proprietary next-generation protein engineering technologies to potentially improve the clinical performance of protein therapeutics.

NOTE: Facet Biotech and the Facet Biotech logo are considered trademarks of Facet Biotech Corporation.

Forward-looking Statements

This press release contains forward-looking statements of Facet Biotech that are not historical facts.  These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.  Each of these forward-looking statements involves risks and uncertainties.  Actual results may differ materially from those, express or implied, in these forward-looking statements.  Various factors may cause differences between current expectations and actual results, including risks and uncertainties associated with Biogen Idec’s revised tender offer.  Other factors that may cause Facet Biotech’s actual results to differ materially from those expressed or implied in the forward-looking statements in this press release are discussed in Facet Biotech’s filings with the SEC, including the “Risk Factors” sections of the Company’s periodic reports on Form 10-K and Form 10-Q filed with the SEC. Copies of Facet Biotech’s filings with the SEC may be obtained at the “Investors” section of Facet Biotech’s website at www.facetbiotech.com. Facet Biotech’s expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Facet Biotech’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based for any reason, except as required by law, even as new information becomes available or other events occur in the future. All forward-looking statements in this press release are qualified in their entirety by this cautionary statement.